UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Acquisition



31 May 2006


PEARSON TO ACQUIRE CHANCERY SOFTWARE LTD


Pearson, the world's leading education company, today announced the acquisition of Chancery Software Ltd., a leading provider of student information systems
(SIS) in the K-12 US school market.


Over the past 20 years, Chancery has built a range of software tools to help schools and districts collect and manage student information such as enrollments, scheduling, attendance, grading, and student performance. Chancery is the second largest SIS company in the US market with an installed base of 6,000 schools and recognized capabilities in building, installing and supporting customized systems for large school districts.


Pearson is the market leader in the enterprise and student information systems business with an installed based of more than 16,000 schools. It provides SIS solutions for K-12 school districts combining student information, assessment, reporting, and business solutions to fulfill the accountability requirements set by No Child Left Behind through its SASI school server-based product and its Centerpoint web-based offering. These products lead the SIS market for small- and mid-sized school districts.


Last week Pearson also announced the acquisition of PowerSchool, the third largest school SIS provider, from Apple. Chancery and PowerSchool will be integrated into a single company, Pearson School Systems, operating under the leadership of Mary McCaffrey.


Steven Dowling, president of Pearson's School Companies, said:


"Student information is central to our goal of helping schools raise student achievement through personalized learning. The acquisitions of PowerSchool and Chancery transform our SIS business, doubling its size and enabling us to offer the pre-eminent software solutions for all levels of schools and districts (small, medium, and large). All three businesses have a long and successful history of investment and innovation, and together we will continue to develop new services to help schools achieve their goals."


"The large districts that Chancery supports require a very high level of customization and support as they build and install their systems. Chancery has a great deal of experience and talent in this area and will bring a lot to Pearson."


About Pearson Education
Educating 100 million people worldwide, Pearson Education is the global leader in educational publishing, providing scientifically research-based print and digital programs to help students of all ages learn at their own pace, in their own way. Virtually all students and teachers in America learn from a Pearson program at some point in their educational career. In the U.S., nearly 25,000 schools use Pearson technology to help instruct K-12 students and manage how they are doing. Pearson Education is a business of Pearson, the international media company (LSE: PSON; NYSE: PSO).


About Chancery Software
Chancery Software ( www.chancery.com) is one of the leading providers of Student Information Systems for K-12 schools, districts, classrooms, and homes. Chancery solutions offer accurate real-time information on more than thirteen million students to one million educators every day. Built to address the challenges faced by today's districts, Chancery Student Management Solutions are uniquely aligned to meet the accountability and reporting requirements of the No Child Left Behind Act. With over 20 years of industry firsts and implementations, Chancery's customized SIS solutions meet the needs and budgets of diverse schools and districts throughout North America.


Ends


For more information:


Pearson

Simon Mays-Smith/ Deborah Lincoln: +44 (0)20 7010 2310

Wendy Spiegel: +1 (212) 782 3482




                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: May 31, 2006

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary